Intelligent Highway Solutions, Inc.

8 Light Sky Court

Sacramento, California 95828

April 14, 2014

VIA EDGAR

Carlos Pacho, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Intelligent Highway Solutions, Inc.

Item 4.01 Form 8-K

Filed August 20, 2013

File No. 333-181405

Dear Mr. Pacho:

In response to your letter dated March 6, 2014 related to the disclosure regarding Sam Kan & Company and that on February 20, 2014, Sam Kan & Company has been denied the privilege of appearing or practicing before the Securities and Exchange Commission as an accountant, we have revised our Form 8-K filed on August 20, 2013 to state the following:

On February 20, 2014, the Securities and Exchange Commission (the “SEC”) denied Sam Kan & Company the privilege of appearing or practicing before the SEC as an accountant. A copy of the order can be found at http://www.sec.gov/litigation/admin/2014/34-71585.pdf. We, therefore, are no longer allowed to include any audit report issued by Sam Kan & Company in any filing with the SEC on or after February 20, 2014. Accordingly, we have engaged our newly appointed accounting firm, Sadler Gibb & Associates, LLC to re-audit our fiscal year ended December 31, 2012 to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Please let us know if you have any further comments with respect to this disclosure.

Sincerely,

Intelligent Highway Solutions, Inc.

By:	/s/ Devon Jones
Name:	Devon Jones
Title:	Chief Executive Officer